Timothy V. Williams                         Charles T. Conway Jr.
Executive Vice President &                  Director, Corporate Communications
Chief Financial Officer                     (803) 333-5348
(803) 333-5638                              E-mail: charlieconway@pmsc.com
E-mail:timvwilliams@pmsc.com

            PMSC ANNOUNCES FOURTH QUARTER AND FULL YEAR 1999 RESULTS
            --------------------------------------------------------

   LOSS PER SHARE FROM CONTINUING OPERATIONS IS $0.18 FOR FOURTH QUARTER BEFORE
    SPECIAL CHARGES OF $38.8 MILLION; FULL YEAR EPS IS $0.92 BEFORE CHARGES OF
                                 $165.7 MILLION

     COLUMBIA, S.C., MARCH 30 2000: Policy Management Systems Corporation (NYSE: PMS) (PMSC) announced today its results for the fourth quarter and full year 1999.

                             FOURTH QUARTER RESULTS
                             ----------------------
     For the fourth quarter, revenues, loss from continuing operations and loss per share were $141.4 million, $30.7 million and $0.87 per share, respectively. In the quarter, the company recorded unusual events, transactions and certain accounting changes (collectively, special charges) of $38.3 million pre-tax, $18.1 million of which were non-cash. Without these special charges, which are discussed below, revenues, loss from continuing operations and loss per share would have been $154.5 million, $6.4 million and $0.18, respectively.
     The quarter's special charges were related primarily to the company's banking division ($24.6 million) and adjustments to the accounting for two long-term contracts ($8.4 million), including one in the international division.
     Performance in the company's banking division deteriorated in the fourth quarter and substantially worsened in early 2000, principally as a result of rapid increases in mortgage loan rates and corresponding decreases in loan originations. The company believes existing and prospective customers reevaluated their system requirements in light of changing market conditions resulting in the cancellation or deferral of many loan origination system projects. While the company has several important customers in this sector who are using its systems successfully, it is in negotiations to resolve disputes and issues with other customers. In addition, the forecast of new licenses in the banking division was revised downward, resulting in a $16.4 million write-off of previously capitalized internal software development costs.

     Separately, the company changed its estimates on two long-term contracts accounted for under the percentage of completion method, resulting in an adjustment to accrued revenue of $8.4 million.
     The company also identified revenues related to three transactions totaling $3.2 million recognized previously in 1999 as requiring adjustment due to the Securities and Exchange Commission's Staff Accounting Bulletin 101 ("SAB 101").

                                FULL YEAR RESULTS
                                -----------------
     For the year, revenues, loss from continuing operations and loss per share were $644.0 million, $72.0 million and $2.02, respectively. For the year, the company recorded special charges in the amount of $165.7 million. These charges include approximately $118.4 million of non-cash charges related to the write-down or write-off of software, goodwill and other intangibles. Cash charges included $13.0 million for doubtful receivables, $12.9 million related to restructuring operations, $9.6 million for litigation settlement expenses and $8.4 million related to changes in estimates on two long-term contracts. In addition, the company also identified revenue related to three transactions totaling $3.2 million recognized previously in 1999 as requiring adjustment due to SAB 101.
     Without these special charges, revenues, income from continuing operations and earnings per share would have been $657.1 million, $ 33.6 million and $0.92, respectively.
     In 1998, comparable revenues income and earnings per share from continuing operations before special charges were $607.5 million, $62.8 million and $1.60 per share, respectively.

     "These results are extremely disappointing," said Mr. Larry Wilson, chairman and chief executive office of PMSC. "As our customers assess the impact of the Internet and reevaluate their traditional ways of conducting business, we are transitioning our products and services to reflect the rapid pace of technological change in insurance and financial services. We are moving aggressively to reduce our cost structure, introduce new products and strengthen our capital base so that we can complete this transition and deliver new eBusiness solutions to our customers."
     The company announced today that it has signed a definitive agreement with an affiliate of Welsh, Carson, Anderson & Stowe, a leading New York-based private investment firm. (See PMSC's separate news release concerning the agreement).
                                   LITIGATION
                                   ----------
     In regard to previously disclosed litigation with Computer Sciences Corporation (CSC), on March 11, CSC's request for preliminary injunctive relief was denied, and the case has been set for trial in December 2000. PMSC will vigorously defend the matter.
     PMSC, headquartered in Columbia, S.C., is the leader in providing enterprise and electronic commerce application software, professional services, and outsourcing designed to meet the needs of the global insurance and related financial services industries. Information on PMSC and its products and services can be found on the World Wide Web at http://www.pmsc.com.
                               * * * * * * * * * *
     The Private Securities Litigation Reform Act of 1995 provided a "safe harbor" for certain forward-looking statements. The forward-looking statements contained in this release are subject to certain risks and uncertainties. Actual results could differ materially from current expectations. Among the factors which could affect the company's actual results and could cause results to differ from those contained in the forward-looking statements contained herein are customer acceptance of the company's new products and services, the success of the company's market penetration efforts, and timing of customers' decisions to enter into agreements for the company's products and services.

     Statements about the proposed agreement are forward-looking statements that involve risks and uncertainties. Among the factors that could cause actual results to differ materially from those in the forward looking statements are: the failure of the agreement to be consummated and those factors in PMSC's 1999 Annual Report on Form 10K and other reports and filings with the U.S. Securities and Exchange Commission. PMSC disclaims any intention or obligation to update or revise any forward-looking statements.
     Investors are urged to read the Current Report on Form 8-K and proxy statement/prospectus relating to the agreement and any other relevant documents filed by PMSC with the Securities and Exchange Commission, when available, because they will contain important information. Investors will be able to obtain these documents, when available, for free from the SEC's web site, www.sec.gov or from PMSC investor services at http://www.pmsc.com.



                         POLICY MANAGEMENT SYSTEMS CORPORATION
                         CONSOLIDATED STATEMENTS OF OPERATIONS

                                             Three  Months          Twelve  Months
                                          Ended  December  31,   Ended  December  31,
                                           1999       1998       1999       1998
                                                         (Unaudited)
                                      ------------------------------------------------
                                         (In Thousands, Except Per Share Data)
Revenues

 Licensing. . . . . . . . . . . . . . . .  $ 26,092   $ 44,120   $ 141,939   $133,814
 Services . . . . . . . . . . . . . . . .   115,258    126,725     502,080    473,644
                                           ---------  ---------  ----------  ---------
                                            141,350    170,845     644,019    607,458
                                           ---------  ---------  ----------  ---------

Operating expenses
 Cost of revenues
  Employee compensation and benefits. . .    80,344     74,286     309,089    268,096
  Computer and communications expenses. .    14,730     11,839      51,021     38,451
  Depreciation and amortization of
   property, equipment and
   capitalized software costs . . . . . .    32,352     24,827     174,146     71,376
  Other costs & expenses. . . . . . . . .    23,667      6,215      55,375     23,897
 Selling, general and administrative
   expenses . . . . . . . . . . . . . . .    32,451     28,918     115,714    103,909
 Amortization of goodwill and
   other intangibles. . . . . . . . . . .     3,952      2,980      20,468     10,565
 Restructuring and other charges. . . . .       319          -      22,478          -
 Acquisition related charges. . . . . . .         -          -           -      3,732
                                           ---------  ---------  ----------  ---------
                                            187,815    149,065     748,291    520,026
Operating (loss) income . . . . . . . . .   (46,465)    21,780    (104,272)    87,432

Equity in earnings of
   unconsolidated affiliates. . . . . . .     1,300        596       1,908      1,163

Minority interest . . . . . . . . . . . .        30        (30)        (62)      (104)

Other income and expenses:
  Investment income . . . . . . . . . . .       660        493       1,313      1,569
  Interest expense and other charges. . .    (4,182)    (1,231)    (12,006)    (3,705)
                                           ---------  ---------  ----------  ---------
                                             (3,522)      (738)    (10,693)    (2,136)
                                           ---------  ---------  ----------  ---------

(Loss) income from continuing operations
  before income taxes . . . . . . . . . .   (48,657)    21,608    (113,119)    86,355
Income tax (benefit) expense. . . . . . .   (18,002)     7,892     (41,148)    32,619
                                           ---------  ---------  ----------  ---------

(Loss) income from continuing operations.   (30,655)    13,716     (71,971)    53,736

Discontinued operations:
 Income from operations of
  discontinued operations less
  applicable income taxes of $252 . . . .         -          -         389
 Loss on disposal of discontinued
  operations less applicable income
  tax benefit of $167 and $38 . . . . . .         -       (401)          -       (854)
                                           ---------  ---------  ----------  ---------
                                                  -       (401)          -       (465)
                                           ---------  ---------  ----------  ---------

Net (loss) income . . . . . . . . . . . .  $(30,655)  $ 13,315   $ (71,971)  $ 53,271
                                           =========  =========  ==========  =========

Basic earnings per share:
 (Loss) income from continuing operations  $  (0.87)      0.38   $   (2.02)  $   1.47
 Loss from discontinued operations. . . .         -       (.01)          -       (.01)
                                           ---------  ---------  ----------  ---------
                                           $  (0.87)  $   0.37   $   (2.02)  $   1.46
                                           =========  =========  ==========  =========

Diluted earnings per share:
 (Loss) income from continuing operations  $  (0.87)  $   0.35   $   (2.02)  $   1.37
 Loss from discontinued operations. . . .         -       (.01)          -       (.01)
                                           ---------  ---------  ----------  ---------
                                           $  (0.87)  $   0.34   $   (2.02)  $   1.36
                                           =========  =========  ==========  =========

Weighted average common shares. . . . . .    35,369     35,979      35,549     36,441

Weighted average common shares
  assuming dilution . . . . . . . . . . .    35,369     38,866      35,549     39,289


See accompanying notes.


                    POLICY MANAGEMENT SYSTEMS CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                                               December 1999 December 1998
                                                ----------   ------------
                                           (In thousands, except share data)
Assets
Current assets

 Cash and equivalents                              $ 17,744   $ 26,013
 Marketable securities                                   89          -
 Receivables, net of allowance for uncollectible
  amounts of $13,000 ($2,051 at 1998)                99,669    123,427
 Accrued revenues                                    36,393     26,557
 Deferred income taxes                               15,979      9,336
 Income tax receivable                                9,728          -
 Other receivable                                     7,788     11,279
 Prepaids                                            12,050      8,645
 Other                                               12,559     11,866
                                                   ---------  ---------
   Total current assets                            $211,999    217,123

Property and equipment, at cost less accumulated
 depreciation and amortization of $132,347
 ($128,363 at 1998)                                 142,867    135,538
Accrued revenues                                     16,130      7,844
Income tax receivable                                 4,041      4,041
Goodwill and other intangibles, net                 111,024     81,401
Capitalized software costs, net                     155,896    220,908
Deferred income taxes                                29,850     24,787
Investments                                          13,332      9,661
Other                                                21,149     17,395
                                                   ---------  ---------
     Total assets                                  $706,288   $718,698
                                                   =========  =========

Liabilities
Current liabilities
 Accounts payable and accrued expenses             $ 41,236   $ 57,129
 Current portion of long-term debt                    4,000     15,812
 Income taxes payable                                 4,616      9,202
 Unearned revenues                                   20,290     15,804
 Accrued restructuring and other charges              3,630        806
 Other                                                2,223        182
                                                   ---------  ---------
   Total current liabilities                         75,995     98,935

Long-term debt                                      227,000     85,000
Deferred income taxes                                68,514     98,233
Accrued restructuring and other charges               2,659        767
Other                                                 9,935      2,753
                                                   ---------  ---------
    Total liabilities                               384,103    285,688
                                                   ---------  ---------


Minority interest                                       624        526

Stockholders' equity
Special stock, $.01 par value, 5,000,000 shares           -          -
 authorized
Common stock, $.01 par value, 75,000,000 shares
 authorized, 35,585,078 shares issued and
 outstanding (36,357,139 at December 31, 1998)          356        364
Additional paid-in capital                           56,695     82,396
Retained earnings                                   287,483    359,454
Accumulated other comprehensive income              (12,972)    (9,730)
Stock employee compensation trust                   (10,001)         -
                                                   ---------  ---------
    Total stockholders' equity                      321,561    432,484
                                                   ---------  ---------
 Total liabilities and stockholders' equity        $706,288   $718,698
                                                   =========  =========

See accompanying notes.


                      POLICY MANAGEMENT SYSTEMS CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        Twelve  Months
                                                      Ended  December  31,
                                                       1999        1998
                                                      -------     -------
                                                        (In  thousands)
Operating  Activities

 Net (loss) income. . . . . . . . . . . . . . . . .  $ (71,971)  $  53,271
 Adjustments to reconcile net (loss) income to
  net cash provided by operating activities:
   Depreciation and amortization. . . . . . . . . .    201,562      87,979
   Deferred income taxes. . . . . . . . . . . . . .    (46,481)      5,338
   Provision for uncollectible accounts . . . . . .     12,350          90
   Gain on disposal of discontinued operations. . .          -      (1,986)
   Acquisition related charges. . . . . . . . . . .          -       3,732
Changes in assets and liabilities:
   Receivables. . . . . . . . . . . . . . . . . . .     18,612     (37,775)
   Accrued revenues . . . . . . . . . . . . . . . .    (17,980)      7,739)
   Other receivable . . . . . . . . . . . . . . . .     11,279           -
   Accounts payable and accrued expenses. . . . . .    (18,023)     (3,540)
   Accrued restructuring and other charges. . . . .      5,030          62
   Income taxes . . . . . . . . . . . . . . . . . .    (14,599)      1,903
   Unearned revenues. . . . . . . . . . . . . . . .      1,967      (3,825)
   Other, net . . . . . . . . . . . . . . . . . . .     (1,708)    (13,195)
                                                     ----------  ----------
      Cash provided from operations . . . . . . . .     80,038      99,793
                                                     ----------  ----------

Investing Activities
 Proceeds from sales/maturities of available-for-
  sale securities . . . . . . . . . . . . . . . . .      2,108       3,257
 Proceeds from sales of held-to-maturity securities          -       2,969
 Proceeds from sale of business segment . . . . . .          -      23,826
 Acquisition of property and equipment. . . . . . .    (35,937)    (61,699)
 Capitalized internal software development costs. .    (67,106)    (59,642)
 Business acquisitions and investments. . . . . . .    (72,589)    (36,898)
 Proceeds from disposal of property and equipment .      1,316       1,031
 Other, net . . . . . . . . . . . . . . . . . . . .     (8,441)    (11,013)
                                                     ----------  ----------
      Cash used by investing activities . . . . . .   (180,649)   (138,169)
                                                     ----------  ----------

Financing Activities
 Payments on long-term debt . . . . . . . . . . . .   (349,012)    (67,593)
 Proceeds from borrowing under credit facility. . .    477,200     129,500
 Purchase of stock for Stock Employee
  Compensation Trust. . . . . . . . . . . . . . . .    (10,094)          -
 Issuance of common stock under stock option plans.      7,293      61,641
 Repurchase of common stock . . . . . . . . . . . .    (33,045)    (91,338)
                                                     ----------  ----------
      Cash provided by financing activities . . . .     92,342      32,210
                                                     ----------  ----------

Net decrease in cash and equivalents. . . . . . . .     (8,269)     (6,166)
Cash and equivalents at beginning of period . . . .     26,013      32,179
                                                     ----------  ----------
Cash and equivalents at end of period . . . . . . .  $  17,744   $  26,013
                                                     ==========  ==========

Supplemental Information
 Interest paid. . . . . . . . . . . . . . . . . . .  $  10,275   $   2,174
 Income taxes paid. . . . . . . . . . . . . . . . .     16,568      14,056


Non-cash  transactions:
During 1999, the Company transferred $7.8 million ($15.0 million gross cost net of amortization) of contract acquisition costs at net book value to other receivables which was paid in January 2000.

During 1998, the Company transferred $11.3 million of property, plant and equipment at net book value to Lockheed Martin Corporation which was paid in January 1999.


                     POLICY MANAGEMENT SYSTEMS CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                     Three  Months
                                                   Ended  December  31,
                                                    1999        1998
                                                   -------     -------
                                                     (In  thousands)
Operating  Activities

 Net (loss) income . . . . . . . . . . . . . . . .  (30,411)     $13,315
 Adjustments to reconcile net (loss) income to
  net cash provided by operating activities:
   Depreciation and amortization . . . . . . . . .   38,478        28,986
   Deferred income taxes . . . . . . . . . . . . .  (15,112)        3,821
   Provision for uncollectible accounts. . . . . .   11,837            90
Changes in assets and liabilities:
   Receivables . . . . . . . . . . . . . . . . . .   29,036       (29,365)
   Accrued revenues. . . . . . . . . . . . . . . .    2,215         4,342
   Accounts payable and accrued expenses . . . . .   (3,711)       10,587
   Accrued restructuring and other charges . . . .   (8,170)          (23)
   Income taxes. . . . . . . . . . . . . . . . . .  (11,566)       (7,133)
   Unearned revenues . . . . . . . . . . . . . . .      195         3,597
   Other, net. . . . . . . . . . . . . . . . . . .    7,974        (8,023)
                                                    ---------   ----------
      Cash provided by operations. . . . . . . . .   20,765        20,194
                                                    ---------   ----------

Investing Activities
 Proceeds from sales/maturities of available-for-
  sale securities. . . . . . . . . . . . . . . . .      139           -
 Acquisition of property and equipment . . . . . .   (7,405)      (16,412)
 Capitalized internal software development costs .  (16,630)      (16,043)
 Business acquisitions and investments . . . . . .   (4,536)       (7,394)
 Proceeds from disposal of property and equipment.      298            (3)
 Other, net. . . . . . . . . . . . . . . . . . . .   (2,553)       (4,113)
                                                    ---------   ----------
      Cash used by investing activities. . . . . .  (30,687)      (43,965)
                                                    ---------   ----------

Financing Activities
 Payments on long-term debt. . . . . . . . . . . .  (129,700)      (25,274)
 Proceeds from borrowing under credit facility . .   128,300        48,000
 Issuance of common stock under stock option plans       189        32,840
 Repurchase of common stock. . . . . . . . . . . .         -       (21,678)
                                                    ---------   ----------
      Cash (used) provided by financing activities    (1,211)       33,888
                                                    ---------   ----------

Net (decrease) increase in cash and equivalents. .  (11,133)        10,117
Cash and equivalents at beginning of period. . . .   28,877         15,896
                                                    ---------   ----------
Cash and equivalents at end of period. . . . . . .  $17,744       $26,013
                                                    =========   ==========

Supplemental Information
 Interest paid . . . . . . . . . . . . . . . . . .  $  3,781      $   802
 Income taxes paid . . . . . . . . . . . . . . . .     5,800        4,250


Non-cash transactions:
During 1999, the Company transferred $7.8 million ($15.0 million gross cost net of amortization) of contract acquisition costs at net book value to other receivables which was paid in January 2000.

During 1998, the Company transferred $11.3 million of property, plant and equipment at net book value to Lockheed Martin Corporation which was paid in

                     POLICY MANAGEMENT SYSTEMS CORPORATION
                              SEGMENT RESULTS
                                 (Unaudited)

                                    Three  Months      Twelve  Months
                                Ended  December  31,  Ended  December  31,
                                    1999      1998      1999      1998
----------------------------------------------------------------------
                                          (In  Thousands)
REVENUES
Enterprise  Software  and  Services
 Property  &  Casualty          $  54,228  $ 75,252  $279,035  $278,832
 Life                              48,571    48,722   189,572   150,564
                                 --------  --------  --------  --------
  Total  US  revenues             102,799   123,974   468,607   429,396
International                      38,551    46,871   175,412   178,062
                                 --------  --------  --------  --------
    Total  revenues              $141,350  $170,845  $644,019  $607,458
                                 ========  ========  ========  ========

Discontinued  Operations
Life  Information  Services      $   -      $  -     $   -     $  11,968

OPERATING  (LOSS)  INCOME
Enterprise  Software  and  Services
 Property  &  Casualty           $  (3,853)  $22,274  $(28,153)  $77,563
 Life                              (22,313)   13,578    (4,874)   33,895
 Corporate  and US administrative  (12,294)   (6,488)  (40,504)  (26,434)
                                   --------  --------  --------  --------
  Total  US                        (38,460)   29,364   (73,531)   85,024
                                  --------  --------   -------  --------
International                      (5,884)   (5,141)  (23,027)   10,963
International administrative       (2,121)   (2,443)   (7,714)   (8,555)
                                  --------  --------  --------  --------
  Total  international             (8,005)   (7,584)  (30,741)    2,408
                                  --------  --------  ---------  -------
   Total operating (loss) income $(46,465)  $21,780  $(104,272)  $87,432
                                  ======== =========  ========= =========

Discontinued  Operations
Information  Services
 Property  &  Casualty           $   -     $    568  $   -     $ (1,586)
 Life                                -         -         -        3,672

OPERATING  (LOSS)  INCOME  AS  PERCENTAGE  OF  REVENUE
Enterprise  Software  and  Services
Property  &  Casualty              (7.1)%     29.6%    (10.1)%    27.8%
Life                              (45.9)      27.9      (2.6)     22.5
  Total  US                       (37.4)      23.7     (15.7)     19.8
International
 Software and services            (15.3)     (11.0)    (13.1)      6.2%
  Total international             (20.8)     (16.2)    (17.5)      1.4
    Total                         (32.9)%     12.7%    (16.2)%    14.4%

Note: Certain prior period amounts have been reclassified for purposes of comparison.


                      POLICY MANAGEMENT SYSTEMS CORPORATION
                            REVENUE BY BUSINESS UNIT
                                   (Unaudited)

                             Three  Months      Twelve  Months
                          Ended  December  31,  Ended  December  31,
                           1999    1998      1999        1998
                           ----    ----      ----       ------
                                           (In Thousands)
ENTERPRISE SOFTWARE AND SERVICES
 PROPERTY & CASUALTY
  ILC . . . . . . . . .  $  3,176  $  7,664  $ 37,523  $ 20,707
  MLC . . . . . . . . .     6,895     8,624    30,055    35,075
  Professional Svcs/ITO    33,700    46,625   163,603   184,420
  BPO . . . . . . . . .    10,087    12,246    45,096    36,583
  Other . . . . . . . .       370        93     2,758     2,047
                         --------  --------  --------  --------
  Total P&C . . . . . .    54,228    75,252   279,035   278,832
                         --------  --------  --------  --------
LIFE
  ILC . . . . . . . . .     1,727    14,236    15,539    27,167
  MLC . . . . . . . . .     5,093     4,163    20,021    14,598
  Professional Svcs/ITO    25,735    26,132   115,218    96,319
  BPO . . . . . . . . .    16,016     4,134    38,790    12,318
  Other . . . . . . . .         -        57         4       162
  Total Life. . . . . .    48,571    48,722   189,572   150,564
                         --------  --------  --------  --------
 Total US Revenues. . .  $102,799  $123,974  $468,607  $429,396
                         ========  ========  ========  ========

INTERNATIONAL
 ILC. . . . . . . . . .  $  3,783  $  5,477  $ 19,122  $ 19,792
 MLC. . . . . . . . . .     5,418     3,956    19,679    16,475
 Professional Svcs/ITO.    28,199    36,792   134,517   139,231
 BPO. . . . . . . . . .       886         -     1,452         -
 Other. . . . . . . . .       265       646       642     2,564
 Total International. .    38,551    46,871   175,412   178,062
                         --------  --------  --------  --------
TOTAL REVENUES. . . . .  $141,350  $170,845  $644,019  $607,458
                         ========  ========  ========  ========

TOTAL COMPANY
 ILC. . . . . . . . . .  $  8,686  $ 27,377  $ 72,184  $ 67,666
 MLC. . . . . . . . . .    17,406    16,743    69,755    66,148
 Professional Svcs/ITO.    87,634   109,549   413,338   419,970
 BPO. . . . . . . . . .    26,989    16,380    85,338    48,901
 Other. . . . . . . . .       635       796     3,404     4,773
                         --------  --------  --------  --------
TOTAL REVENUES. . . . .  $141,350  $170,845  $644,019  $607,458
                         ========  ========  ========  ========

Note: Certain prior period amounts have been reclassified for purposes of comparison.

                      POLICY MANAGEMENT SYSTEMS CORPORATION
                           SUPPLEMENTARY SCHEDULE OF
         SEGMENT RESULTS BEFORE SPECIAL CHARGES AND ACCOUNTING CHANGES
                                  (Unaudited)

(Not prepared in accordance with Generally Accepted Accounting Principles)

                                  Three  Months      Twelve  Months
                              Ended  December  31,  Ended  December  31,
                                   1999      1998      1999      1998
---------------------------------------------------------------------
                                            (In  Thousands)
REVENUES
Enterprise  Software  and  Services
 Property  &  Casualty          $  61,039  $ 75,252  $285,846  $278,832
 Life                              48,571    48,722   189,572   150,564
                                 --------  --------  --------  --------
  Total  US  revenues             109,610   123,974   475,418   429,396
International                      44,866    46,871   181,727   178,062
                                 --------  --------  --------  --------
    Total  revenues              $154,476  $170,845  $657,145  $607,458
                                 ========  ========  ========  ========

Discontinued  Operations
Life Information Services       $   -      $   -     $   -    $  11,968

OPERATING  (LOSS)  INCOME
Enterprise  Software  and  Services
 Property  &  Casualty          $  2,766  $ 22,849   $64,322  $  78,138
 Life                              2,329    13,578    30,404    37,627
 Corporate and US administrative (12,291)   (6,488)  (36,882)  (26,434)
                                 --------  --------   -------  --------
  Total  US                       (7,196)   29,939    57,844    89,331
                                 --------  --------   -------  --------
International                      1,131     3,877    10,802    19,981
International  administrative     (2,121)   (2,443)   (7,714)   (8,555)
                                 --------  --------  --------  --------
  Total  international              (990)    1,434     3,088    11,426
                                 ---------  --------  -------  --------
   Total operating (loss) income $(8,186)  $ 31,373  $60,932  $100,757
                                 ========= ========= ========  ========

Discontinued  Operations
Information  Services
 Property  &  Casualty           $   -     $    568  $   -     $ (1,586)
 Life                                -         -         -        3,672

OPERATING  (LOSS)  INCOME  AS  PERCENTAGE  OF  REVENUE
Enterprise  Software  and  Services
 Property  &  Casualty                4.6 %   30.4 %    22.5 %      28.0  %
 Life                                 4.8     27.9      16.0        25.0
  Total  US                          (6.6)    24.1      12.2        20.8
International
 Software and services                2.6      8.3       6.0        11.2
  Total international                (2.3)     3.1       1.7         6.4
    Total                            (5.4)%   18.4 %     9.3 %      16.6 %

Note: Certain prior period amounts have been reclassified for purposes of comparison.